UNITED STATES
SECURITIES AND EXCHANGE COMMISSION,
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report: **May 24, 2007**
Date of Earliest Event Reported**: May 18, 2007**

Timberline Resources Corporation

(Exact name of registrant as specified in its charter)

Idaho	**000-51549**	**82-0291227**
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS Employer Identification No.)

1100 East Lakeshore Drive, Suite 301 **Coeur d'Alene, ID**	**83814**
(Address of principal executive offices)	(Zip Code)

Registrants' telephone number: **(208) 664-4859**

n/a
(Former Name or Former Address if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 1.01. Entry into a Material Definitive Agreement.

On May 18, 2007, Timberline Resources Corporation, an Idaho corporation ("TBLC" or the “Registrant”), entered into a Asset Purchase Agreement, as of May 17, 2007, wherein it agreed to purchase from Butte Highlands Mining Company, a publicly held, Delaware corporation, (the “Seller”) certain mining claims located in Silver Bow County, Montana, known as the Butte Highlands Gold Project. These claims are located 15 miles south of Butte in southwestern Montana. In total, the claims are composed of eight patented claims and eight unpatented claims. In addition to the mining claims, the purchase also includes certain related water rights and all papers, documents and instruments in the Seller’s possession, custody or control relating or pertaining to the mining claims and water rights.

The purchase price is $621,000, consisting of $405,000 in cash and $216,000 in restricted common stock of TBLC (108,000 shares) (the “Purchase Shares”). There are certain limited registration rights attached to the Purchase Shares. The closing, which is subject to completion of due diligence by the parties and approval of the Seller’s shareholders, is expected to take place within 30 days of the effective date.

The above described executed Asset Purchase Agreement is attached hereto and incorporated by reference as Exhibit 10.1.

Item 8.01 Other Events.

On May 22, 2007, the Company issued a press release announcing its entrance, as of May 17, 2007, into the aforementioned Asset Purchase Agreement. See Item 1.01, above.

The Press Release is attached hereto as Exhibit 99.1 and is incorporated herein by reference

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

10.1 Asset Purchase Agreement between Timberline Resources Corporation and Butte Highlands Mining Company, effective May 17, 2007.

99.1 May 22, 2007 Press Release

SIGNATURES.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Timberline Resources Corporation

Date: May 24, 2007

By: /s/ John Swallow

John Swallow
Chief Executive Officer and Chairman of the Board of Directors

Exhibit 10.1

[redacted]

ASSET PURCHASE AGREEMENT

by and between

TIMBERLINE RESOURCES CORPORATION
(an Idaho corporation),

and

BUTTE HIGHLANDS MINING COMPANY
(a Delaware corporation)

Dated as of May 17, 2007

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ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (the "Agreement") is entered into as of May 17, 2007, by and between Timberline Resources Corporation, an Idaho corporation ("Buyer"), and Butte Highlands Mining Company, a Delaware corporation ("Seller").

WITNESSETH:

WHEREAS, Buyer desires to purchase from Seller and Seller desires to sell to Buyer, on the terms and subject to the conditions of this Agreement, certain of the assets and properties of Seller; and

WHEREAS, the board of directors of Seller and Buyer deem it advisable and in their respective best interests that Buyer purchase such assets and properties.

NOW, THEREFORE, in consideration of the mutual covenants, agreements, representations, and warranties contained in this Agreement, Buyer and Seller hereby agree as follows:

1. **Transfer of Assets.**

Subject to the terms and conditions set forth in this Agreement, Seller agrees to sell, convey, transfer, assign, and deliver to Buyer on the Closing Date (as defined below), and Buyer agrees to purchase from Seller on the Closing Date, the assets and properties of Seller specified on Exhibit A hereto (collectively referred to herein as "the Assets):

1.1 *Tangible Assets*. The patented and unpatented mining claims, water rights, and other tangible real and personal property of Seller listed in Exhibit A-1 attached hereto (hereinafter referred to collectively as the "Tangible Assets");

1.2 *Books and Records*. All papers and records in Seller's care, custody, or control relating to any of all of the above-described Tangible Assets and the operation thereof, including but not limited to all accounting and financial records pertaining to such assets.

2. **Purchase Price and Payment.**

2.1 *Purchase Price*. The purchase price of the Assets is $621,000 (the "Purchase Price") and shall be paid by Buyer as provided in Section 2.2.

2.2 *Payment of Purchase Price.* In consideration of the transfer and assignment by Seller of the Assets and Seller's representations, warranties and covenants set forth herein, at the Closing Buyer, on the conditions set forth herein, shall:

(a) deliver to Seller $405,000 in immediately available funds; and

(b) deliver to Seller 108,000 shares of Buyer's common stock (the "Shares"); and

(c) assume and discharge, and shall indemnify and hold Seller harmless against, all debts, claims, liabilities and obligations of Seller under the leases or other agreements, if any, that relate directly to the Assets (which debts, claims, liabilities and obligations are specified in Exhibit A-2 hereto), and pay any and all attorneys' fees and legal costs incurred by Seller in connection therewith.

2.3 *Allocation.* The parties agree that the Purchase Price shall be allocated as among the Assets as set forth in Exhibit A-3 and that the parties shall use such allocation in reporting the transaction contemplated by this Agreement for federal and state tax purposes. The parties shall report the transaction as a taxable transaction for federal and state income tax purposes.

3. **Assumption of Liabilities.**

Buyer is not assuming any debt, liability or obligation of Seller, whether known or unknown, fixed or contingent, except as herein specifically otherwise provided. Seller agrees to indemnify and hold Buyer harmless against all debts, claims, liabilities and obligations of Seller not expressly assumed by Buyer hereunder, and to pay any and all attorneys' fees and legal costs incurred by Buyer, its successors and assigns in connection therewith. At the Closing, Seller shall assign to Buyer and Buyer shall have the benefit of and shall perform all contracts and commitments, if any, specifically disclosed in Exhibit A-2 hereto, in accordance with the terms and conditions thereof, except to the extent modifications are specifically disclosed in Exhibit A-2. Seller represents and warrants to Buyer that, except as disclosed in Exhibit A-2, there are no consents or approvals of any parties, other than Buyer or Seller, required in connection with the assignment of such contracts and commitments.

4. **Excise and Property Taxes.**

Seller and Buyer shall each pay half of all sales and use taxes arising out of the transfer of the Assets. Seller and Buyer shall each pay its portion, prorated as of the Closing Date, of state and local real, if any, and personal property taxes of the businesses relating to the Assets. Buyer shall not be responsible for any of Seller's business, occupation, withholding, income or other taxes whatsoever, or any taxes of any kind concerning the Assets that are related to any period before the Closing Date.

5. **Representations and Warranties of Seller.**

Seller represents and warrants to Buyer that, as of the date of this Agreement and except as set forth on the Schedule of Exceptions annexed hereto as Exhibit B-1:

5.1 *Organization, Good Standing and Qualification.* Seller is a corporation duly organized, validly existing, and in good standing under the laws of the State of Delaware, has all necessary corporate powers to own its properties and to carry on its business as now owned and operated by it, and is duly qualified to do business and is in good standing in all jurisdictions in which the nature of Seller's business or of its properties makes such qualifications necessary.

5.2 *Authorization.* Except for the need to obtain the approval of Seller's shareholders, as provided in Section 9.4 hereof, all corporate action on the part of Seller, its officers, directors and shareholders necessary for the authorization, execution and delivery of this Agreement and the performance of all obligations of Seller hereunder at the Closing, has been taken or will be taken prior to the Closing, and this Agreement, when executed and delivered, will constitute valid and legally binding obligations of Seller, enforceable in accordance with its terms.

5.3 *Title to Assets.* None of the Assets used by Seller in connection with its business are held under any lease, security agreement, conditional sales contract, or other title retention or security arrangement, or are located other than in the possession of Seller. Seller has good and marketable title to all of the Assets and interests in the Assets, whether tangible or intangible. All the assets are free and clear of mortgages, liens, pledges, charges, encumbrances, equities, claims, covenants, conditions or restrictions, except for (a) the lien of current taxes not yet due and payable (which are approximately $100), and (b) minor matters that, in the aggregate, do not exceed $5,000 in amount and do not materially detract from or interfere with the present or intended use of any of the Assets or impair Seller's business operations. Seller does not occupy any real property in violation of any law, regulation, or decree.

5.4 *Other Contracts.* Seller is not a party to, nor are the Assets bound by, any agreement not entered into in the ordinary course of business, any security agreement, indenture, mortgage, deed of trust, lease, or any other agreement whatsoever. All contracts which will be assigned to or assumed by Buyer under this Agreement are valid and binding upon the parties thereto, and there is no default or event that with notice or lapse of time, or both, would constitute a default by any party to any of such agreements. Seller has not received notice that any party to any of such agreements intends to cancel or terminate any of such agreements or to exercise or not exercise any options under any of such agreements.

5.5 *Compliance with Laws.* To the best knowledge of Seller, Seller has complied with, and is not in violation of, applicable federal, state, or local statutes, laws and regulations (including, without limitation, any applicable building, zoning or other law, ordinance or regulation) affecting the Assets or the operation of Seller's business.

5.6 *Environmental Laws.*

(a) Seller has not received any communication alleging that Seller is in violation of, and, to the best of its knowledge, it has not received (i) any notice of any currently outstanding or currently threatened civil, criminal or administrative action, suit, demand, claim, lien, hearing, notice of violation, proceeding, or investigation relating to Seller or its present or former interests in real property alleging any material violation of the Environmental Laws (as defined in this subsection) or (ii) any written request for information from any governmental agency pursuant to the Environmental Laws, and, to Seller's knowledge, Seller and its real property or interests therein are in material compliance with all applicable Environmental Laws binding upon Seller as of the Closing.

(b) Except as authorized by any Environmental Permit (as defined in this subsection):

(i) There are no Hazardous Substances Released (as defined in this subsection) by Seller or any predecessor thereof on or beneath their current or former properties in quantities or concentrations that could give rise to material obligations, responsibilities, liabilities or debts under the Environmental Laws.

(ii) Seller has obtained all governmental licenses, permits, waivers, variances and other authorizations (the "Environmental Permits") that are required to be obtained by Seller under all Environmental Laws for the ownership, use and operation of its properties or the conduct of its business as currently conducted. Any such Environmental Permits are in effect, no appeal or any other action is outstanding or threatened to revoke any such Environmental Permit and Seller is in compliance with all terms and conditions of all such Environmental Permits.

(c) Seller has not received notice of any currently outstanding or currently threatened claim alleging that any employee of Seller in the course of his or her employment has been exposed to any Hazardous Substances (as defined in this subsection) generated, produced or used by Seller in concentrations exceeding those permitted under applicable laws, including any provision of the Environmental Laws relating to worker health and safety.

(d) Seller has not received any notice or order from any governmental agency or private or public entity in connection with its business advising it that it is responsible for or potentially responsible for Cleanup (as defined in this subsection) or paying for the cost of Cleanup of any Hazardous Substances, and Seller has not entered into any agreements concerning such Cleanup.

(e) None of the real property currently or previously owned, leased or operated by Seller contains any: (i) underground storage tanks, (ii) underground injection wells; (iii) septic tanks in which process wastewater or any Hazardous Substances have been disposed; or (iv) any asbestos or equipment using polychlorinated biphenyls.

(f) Seller has not entered into any agreement in connection with its business that may now, or in the future, require Seller to pay to, reimburse, guarantee, pledge, defend, indemnify or hold harmless any person for or against Environmental Liabilities and Costs (as defined in this subsection).

(g) The following terms shall be defined as follows:

"Cleanup" means all actions required to: (i) cleanup, remove, treat or remediate Hazardous Substances in the indoor or outdoor environment; (ii) prevent the Release of Hazardous Substances so that they do not migrate, endanger or threaten to endanger public health or welfare or the indoor or outdoor environment; (iii) perform pre-remedial studies and investigations and post-remedial monitoring and care; or (iv) respond to any government requests for information or documents in any way relating to cleanup, removal, treatment or remediation or potential cleanup, removal, treatment or remediation of Hazardous Substances in the indoor or outdoor environment.

"Environmental Laws" means any applicable federal, state or local law, rule, order, regulation, statute, decree or requirement of any executive, legislative, regulatory, administrative, judicial or other governmental authority regulating, relating to or imposing liability or standards of conduct concerning the protection of human health or the environment which is in effect and binding upon Buyer as of the Closing. For the sake of clarity, "Environmental Laws" include the recordkeeping, disclosure, notification and reporting requirements contained in such Environmental Laws respecting Hazardous Substances, but do not include land use or zoning laws.

"Environmental Liabilities and Costs" means all claims, losses, assessments, judgments, costs, expenses (including reasonable fees and expenses of attorneys and experts including but not limited to, those incurred in connection with the defense or prosecution of any indemnifiable claim and those incurred in connection with the enforcement of this provision), obligations, responsibilities, liabilities, debts and damages sustained prior to any reimbursement therefor.

"Hazardous Substances" means (i) any "hazardous substance" "pollutant" or "contaminant" as defined in Section 101(14) and (33) of the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. Sections 9601(14) and (33) or 40 C.F.R. Part 302; (ii) any pollutant, hazardous waste or hazardous substance as those terms are defined in any applicable state or local law; and (iii) oil as defined under the Clean Water Act Section 311(a)(1).

"Release" means when used as a noun, any releases, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching or migration into the environment (including, without limitation, ambient air, surface water, groundwater, and surface or subsurface strata) or into or out of any property, including the movement of Hazardous Substances through or in the air, soil, surface water, groundwater or property, and when used as a verb, the occurrence of any Release.

5.7 *Litigation.* There is no suit, action, arbitration, or legal, administrative or other proceeding or governmental investigation pending or, to the best knowledge of Seller, threatened against or affecting Seller or any of its business, assets or financial condition. Seller is not in default with respect to any order, writ, injunction or decree of any Federal, state, local or foreign court, department, agency or instrumentality. Seller is not presently engaged in any legal action to recover moneys due to it or damages sustained by it.

5.8 *Agreement Will Not Cause Breach or Violation.* Except for the need to obtain the approval of Seller's shareholders, as provided in Section 9.4 hereof, the consummation of the transactions contemplated by this Agreement will not result in or constitute (a) any default or event that, with notice or lapse of time or both, would be a default, breach or violation of the articles of incorporation or bylaws of Seller or any lease, license, promissory note, conditional sales contract, commitment, indenture, mortgage, deed of trust or other agreement, instrument or arrangement to which Seller is a party or by which Seller or the Assets are bound; or (b) with creation or imposition of any lien, charge or encumbrance on any of the Assets.

5.9 *No Broker's or Finder's Fees.* No agent, broker, investment banker, person or firm acting on behalf of Seller is or will be entitled to any broker's or finder's fee or any other commission or similar fee directly or indirectly in connection with any of the transactions contemplated by this Agreement.

5.10 *Documents Delivered.* Each copy or original of any agreement, contract or other instrument which is delivered by Seller or its counsel to Buyer (or its counsel or representatives), whether before or after the execution hereof, is in fact what it is purported to be and has not been amended, cancelled or otherwise modified.

5.11 *Full Disclosure*. None of the representatives and warranties made by Seller or made in any certificate or memorandum furnished or to be furnished by Seller or on Seller's behalf, contains or will contain any untrue statement of a material fact or omits any material fact the omission of which would be misleading.

5.12 *Purchase Entirely for Own Account*. This Agreement is made with Seller in reliance upon Seller's representation to Buyer (which Buyer hereby confirms by executing this Agreement), that Seller is acquiring the Shares for investment for its' own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that Seller has no present intention of selling, granting any participation in, or otherwise distributing the same. By executing this Agreement, Seller further represents that it does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such person or to any third person, with respect to any of the Shares.

6. **Representations and Warranties of Buyer.**

Buyer represents and warrants to Seller that, as of the date of this Agreement and except as set forth on the Schedule of Exceptions annexed hereto as Exhibit B-2:

6.1 *Organization, Good Standing and Qualification*. Buyer is a corporation duly organized, validly existing, and in good standing under the laws of the State of Idaho. Buyer has all requisite corporate power and authority to own and operate its properties and assets, and to carry on its business as now conducted and as presently proposed to be conducted, to execute and deliver this Agreement and to carry out the provisions of this Agreement. Buyer is qualified to do business as a foreign corporation in every jurisdiction in which the failure to so qualify would have a material adverse effect on Buyer.

6.2 *Authorization*. All corporate action on the part of Buyer, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Agreement and the performance of all obligations of Buyer hereunder and thereunder at the Closing, has been taken or will be taken prior to the Closing, and this Agreement, when executed and delivered, will constitute valid and legally binding obligations of Buyer, enforceable in accordance with its terms.

6.3 *Valid Issuance of Shares*. The Shares issuable to Seller at Closing have been duly and validly authorized, and when issued, sold and delivered to Seller in accordance with this Agreement, will be fully paid and nonassessable, and will be free of restrictions on transfer other than restrictions on transfer arising under applicable federal and state securities laws.

6.4 *Governmental Consents*. No consent, approval, qualification, order or authorization of, or filing with, any local, state, or federal governmental authority is required on the part of Buyer in connection Buyers' valid execution, delivery and performance of this Agreement.

6.5 *Capitalization.* The authorized capital of Buyer consists, or will consist immediately prior to the Closing, of 100,000,000 shares of common stock, par value $0.001 per share, of which 20,080,929 shares are or will be issued and outstanding, and 10,000,000 shares of preferred stock, par value $0.01 per share, of which 4,700,000 shares, designated as Series A preferred stock (the "Series A Stock") are or will be issued and outstanding. The outstanding shares of Buyer's common stock have been duly authorized and validly issued, are fully paid and nonassessable, and were issued in accordance with the registration or qualification provisions of federal and state securities laws, or pursuant to valid exemptions therefrom. Except for (a) the conversion privileges of the Series A Stock, (b) the rights provided to Kettle Drilling, Inc. ("Kettle Drillling"), Douglas Kettle ("Kettle"), and David and Margo Deeds (collectively, "Deeds") in that certain registration rights agreement dated March 3, 2006, and (c) warrants for the purchase of a maximum of 4,000,000 shares of Buyer's common stock, there are no outstanding options, warrants, rights (including conversion or preemptive rights and rights of first refusal), shareholder agreements or agreements of any kind for the purchase of Buyer's common stock or rights to acquire equity securities of Buyer. Except for the protective provisions of the Series A Stock and the rights provided to Kettle Drilling, Kettle and Deeds in that certain voting trust agreement dated March 3, 2006, Buyer is not a party to any agreement or understanding, and, to the best of Buyer's knowledge, there is no agreement or understanding between any persons that affects or relates to the voting or giving of written consents with respect to any equity security of Buyer or the voting by any director of Buyer.

6.6 *Subsidiaries.* Buyer does not own or control, directly or indirectly, any interest in any other corporation, partnership, limited liability company, association, or other business entity other than Kettle Drilling. Buyer is not a participant in any joint venture, partnership, or similar arrangement.

6.7 *Contracts and Other Commitments.* Buyer does not have and is not bound by any contract, agreement, lease, commitment, or proposed transaction, judgment, order, writ or decree, written or oral, absolute or contingent, other than (a) contracts that were entered into in the ordinary course of business and that do not involve more than $50,000, and do not extend for more than one year beyond the date of this Agreement, and (b) contracts terminable at will by Buyer on no more than 30 days' notice without cost or liability to Buyer and that do not involve any employment or consulting arrangement and are not material to the conduct of Buyer's business.

6.8 *Permits.* Buyer has all franchises, permits, licenses, and any similar authority necessary for the conduct of its business as now being conducted by it, the lack of which could materially and adversely affect the business, properties, prospects, or financial condition of Buyer. Buyer believes it can obtain, without undue burden or expense, any similar authority for the conduct of its business as presently planned to be conducted. Buyer is not in default in any material respect under any of such franchises, permits, licenses or other similar authority.

6.9 *Compliance with Other Instruments.* Buyer is not in violation or default in any material respect of any provision of its articles of incorporation or bylaws, or in any respect of any provision of any mortgage, indenture, agreement, instrument or contract to which it is a party or by which it is bound or, to its knowledge, of any federal or state judgment, order, writ, decree, statute, rule, regulation or restriction applicable to Buyer. The execution, delivery, and performance by Buyer of this Agreement and the consummation of the transactions contemplated hereby will not result in any such violation or be in material conflict with or constitute, with or without the passage of time or giving of notice, either a material default under any such provision or an event that results in the creation of any material lien, charge, or encumbrance upon any assets of Buyer or the suspension, revocation, impairment, forfeiture, or nonrenewal of any material permit, license, authorization, or approval applicable to Buyer, its business or operations, or any of its assets or properties.

6.10 *Title to Property and Assets; Leases.* Buyer has good and marketable title to its property and assets (including its intellectual property), free and clear of all mortgages, liens, claims and encumbrances. With respect to the property and assets it leases, Buyer is in compliance with such leases and, to the best of its knowledge, holds a valid leasehold interest free of any liens, claims, or encumbrances.

6.11 *Material Liabilities.* Buyer does not have any material liabilities. As used herein, the term "material liabilities" shall mean liabilities, absolute, accrued, contingent or otherwise, which are, individually or in the aggregate, in excess of ten percent of the value of Buyer's assets as of March 31, 2007.

6.12 *Litigation.* There is no action, suit, proceeding, or investigation pending or, to Buyer's knowledge, currently threatened against Buyer.

6.13 *Financial Statements and Changes.* Buyer's audited financial statements for the fiscal year ended September 30, 2006 and it unaudited financial statements for the three-month periods ended December 31, 2006 and March 31, 2007 (collectively, the "Timberline Resources Financial Statements") have been electronically filed with the U.S. Securities and Exchange Commission ("SEC") and are complete and correct in all material respects and have been prepared in accordance with generally accepted accounting principles applied on a consistent basis. To the best of Buyer's knowledge, since March 31, 2007, there has not been:

(a) any change in the assets, liabilities, financial condition, or operating results of Buyer, except changes in the ordinary course of business that have not been and are not expected to be, individually or in the aggregate, materially adverse;

(b) any damage, destruction or loss, whether or not covered by insurance, materially and adversely affecting the business, properties, prospects, or financial condition of Buyer (as such business is presently conducted and as it is presently proposed to be conducted);

(c) any waiver or compromise by Buyer of a valuable right or of a material debt owed to it;

(d) any satisfaction or discharge of any lien, claim, or encumbrance or payment of any obligation by Buyer, except in the ordinary course of business and that is not material to the business, properties, prospects, or financial condition of Buyer as such business is presently conducted and as it is presently proposed to be conducted;

(e) any material change to a material contract or arrangement by which Buyer or any of its assets is bound or subject;

(f) any material change in any compensation arrangement or agreement with any employee, officer, director or shareholder;

(g) any sale, assignment, or transfer of any patents, trademarks, copyrights, trade secrets, or other intangible assets;

(h) any resignation or termination of employment of any key officer of Buyer;

(i) any mortgage, pledge, transfer of a security interest in, or lien, created by Buyer with respect to any of its material properties or assets, except liens for taxes not yet due or payable or contested by Buyer in good faith;

(j) any loans or guarantees made by Buyer to or for the benefit of its employees, shareholders, officers, or directors, or any members of their immediate families, other than travel advances and other advances made in the ordinary course of its business;

(k) any declaration, setting aside, or payment of any dividend or other distribution of Buyer's assets in respect of any of Buyer's capital stock, or any direct or indirect redemption, purchase, or other acquisition of any of such stock by Buyer;

(l) to the best of Buyer's knowledge, any other event or condition of any character that might materially and adversely affect the business, properties, prospects or financial condition of Buyer (as such business is presently conducted and as it is presently proposed to be conducted); or

(m) any agreement or commitment by Buyer to do any of the things described in this subsection 6.13.

6.14 *Employees; Employee Compensation.* None of Buyer's employees belongs to any union or collective bargaining unit. Buyer has complied in all material respects with all applicable state and federal equal opportunity and other laws related to employment. To Buyer's knowledge, no employee of Buyer is or will be in violation of any judgment, decree, or order, or any term of any employment contract, patent disclosure agreement, or other contract or agreement relating to the relationship of any such employee with Buyer or any other party because of the nature of the business conducted or presently proposed to be conducted by Buyer. Buyer is not a party to or bound by any employment contract, deferred compensation agreement, bonus plan, incentive plan, profit sharing plan, retirement agreement, or other employee compensation agreement. Buyer is not aware that any officer or key employee, or that any group of key employees, intends to terminate their employment with Buyer, nor does Buyer have a present intention to terminate the employment of any of the foregoing.

6.15 *Employee Benefit Plans.* Buyer maintains customary employee benefit plans for an entity of its size, type and stage, and has provided Seller with any and all information they have reasonably requested regarding such employee benefit plans.

6.16 *Tax Returns, Payments, and Elections.* Buyer has timely filed all federal, state and local tax returns and reports as required by law. Each such filing and report is true and correct in all material respects. Buyer has not elected pursuant to the Internal Revenue Code of 1986, as amended ("Code"), to be treated as an S corporation or a collapsible corporation pursuant to Section 1362(a) or Section 341(f) of the Internal Revenue Code of 1986, as amended (the "Code"), nor has it made any other elections pursuant to the Code (other than elections that relate solely to methods of accounting, depreciation, or amortization) that would have a material effect on the business, properties, prospects or financial condition of Buyer. Since inception, Buyer has made adequate provisions on its books of account for all taxes, assessments, and governmental charges with respect to its business, properties, and operations for such period. Buyer has withheld or collected from each payment made to each of its employees, the amount of all taxes, including, but not limited to, federal income taxes, Federal Insurance Contribution Act taxes and Federal Unemployment Tax Act taxes required to be withheld or collected therefrom, and has paid the same to the proper tax receiving officers or authorized depositories.

6.17 *Insurance.* Buyer has in full force and effect fire and casualty insurance policies, with extended coverage, sufficient in amount (subject to reasonable deductibles) to allow it to replace any of its assets and properties that might be damaged or destroyed.

6.18 *Environmental Laws.*

(a) Buyer has not received any communication alleging that Buyer is in violation of, and, to the best of its knowledge, it has not received (i) any notice of any currently outstanding or currently threatened civil, criminal or administrative action, suit, demand, claim, lien, hearing, notice of violation, proceeding, or investigation relating to Buyer or its present or former interests in real property alleging any material violation of the Environmental Laws or (ii) any written request for information from any governmental agency pursuant to the Environmental Laws, and, to Buyer's knowledge, Buyer and its real property or interests therein are in material compliance with all applicable Environmental Laws binding upon Buyer as of the Closing.

(b) Except as authorized by any Environmental Permit:

(i) There are no Hazardous Substances Released by Buyer or any predecessor thereof on or beneath their current or former properties in quantities or concentrations that could give rise to material obligations, responsibilities, liabilities or debts under the Environmental Laws.

(ii) Buyer has obtained all Environmental Permits that are required to be obtained by Buyer under all Environmental Laws for the ownership, use and operation of its properties or the conduct of its business as currently conducted. Any such Environmental Permits are in effect, no appeal nor any other action is outstanding or threatened to revoke any such Environmental Permit and Buyer is in compliance with all terms and conditions of all such Environmental Permits.

(c) Buyer has not received notice of any currently outstanding or currently threatened claim alleging that any employee of Buyer in the course of his or her employment has been exposed to any Hazardous Substances generated, produced or used by Buyer in concentrations exceeding those permitted under applicable laws, including any provision of the Environmental Laws relating to worker health and safety.

(d) Buyer has not received any notice or order from any governmental agency or private or public entity in connection with its business advising it that it is responsible for or potentially responsible for Cleanup or paying for the cost of Cleanup of any Hazardous Substances, and Buyer has not entered into any agreements concerning such Cleanup.

(e) None of the real property currently or previously owned, leased or operated by Buyer contains any: (i) underground storage tanks, (ii) underground injection wells; (iii) septic tanks in which process wastewater or any Hazardous Substances have been disposed; or (iv) any asbestos or equipment using polychlorinated biphenyls.

(f) Buyer has not entered into any agreement in connection with its business that may now, or in the future, require Buyer to pay to, reimburse, guarantee, pledge, defend, indemnify or hold harmless any person for or against Environmental Liabilities and Costs.

6.19 *Transactions with Affiliates*. There is no transaction, and no transaction now proposed, to which Buyer was or is to be a party and in which any director or officer of Buyer or any person owning of record or beneficially more than five percent of the outstanding capital stock of any class of Buyer or any associate of any such person had or has a direct or indirect material interest.

6.20 *Corporate Records*. The minute and stock record books of Buyer that have been made available to Seller for their inspection, contain accurate, complete and correct copies of all charter documents and the records of all meetings and consents in lieu of meeting of Buyer's board of directors (and any committee thereof) and voting stockholders since the date of incorporation.

6.21 *No Broker's or Finder's Fees*. No agent, broker, investment banker, person or firm acting on behalf of Buyer is or will be entitled to any broker's or finder's fee or any other commission or similar fee directly or indirectly in connection with any of the transactions contemplated by this Agreement.

6.22 *Disclosure*. To the best of Buyer's knowledge, there is no fact that Seller has not disclosed to Buyer that materially and adversely affects the Assets. To the best of Buyer's knowledge, neither this Agreement nor any other agreements, written statements or certificates made or delivered in connection with this Agreement contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements herein or therein not misleading.

6.23 *Receipt of Information*. Assuming the accuracy of the representations and warranties set forth in Section 6.22, Buyer has received all the information it considers necessary or appropriate for deciding whether to purchase the Assets. Buyer further represents that it has had an opportunity to ask questions and receive answers from Seller regarding the Assets and to obtain additional information (to the extent that Seller possessed such information or could acquire it without unreasonable effort or expense) necessary to verify the accuracy of any information furnished to Buyer or to which Buyer had access. The foregoing, however, does not limit or modify the representations and warranties of Seller in Section 5 of this Agreement or the right of Buyer to rely thereon.

6.24 *Investment Experience and Financial Capability*. Buyer represents that its Resources' directors and executive officers are experienced in evaluating mining properties such as those comprising a portion of the Assets, and have such knowledge and experience in financial and business matters that they are capable of evaluating the merits and risks of Buyer's purchase of

the Assets pursuant to this Agreement. Buyer further represents that it has the financial capability to consummate the purchase of the Assets and to perform its other obligations specified in this Agreement.

7. Seller's Obligations before the Closing.

Seller covenants that, except as otherwise agreed in writing by Buyer, from the date of this Agreement until the Closing:

7.1 *Buyer's Access to Premises and Information.* Buyer and its counsel, accountants, and other representatives shall be entitled to have full access during normal business hours to all Seller's properties, books, accounts, records, contracts, and documents of or relating to the Assets. Seller shall furnish or cause to be furnished to Buyer and its representatives all data and information concerning the Assets that may reasonably be requested. Prior to the Closing (or, if the Closing does not occur, at all times), Buyer shall hold all such information in confidence to the extent it is not already publicly known or presumably known to the person to whom it is disclosed for purposes of verification.

7.2 *Conduct of Business in Normal Course.* Seller shall carry on its business and activities diligently and in substantially the same manner as they previously have been carried on, and shall not make or institute any unusual or novel methods of purchase, sale, lease, management, accounting or operation that will vary materially from the methods used by Seller as of the date of this Agreement.

7.3 *Preservation of Business and Relationships.* Seller shall use its best effort, without making any commitments on behalf of Buyer, to preserve its business organization intact, to keep available to Seller its present officers and employees, and to preserve its present relationships with suppliers, customers, and others having business relationships with it.

7.4 *Existing Agreements.* Seller shall not modify, amend, cancel, or terminate any of its contracts or agreements which are to be assumed by Buyer pursuant to this Agreement or agree to do any of those acts.

7.5 *Representations and Warranties True at Closing.* Seller shall use its best efforts to assure that all representations and warranties of Seller set forth in this Agreement and in any written statements delivered to Buyer by Seller under this Agreement will also be true and correct as of the Closing Date as if made on that date and that all conditions precedent to Closing shall have been met.

7.6 *Statutory Filings.* Seller shall cooperate fully with Buyer in preparing and filing all information and documents deemed necessary or desirable by Buyer under any statutes or governmental rules or regulations pertaining to the transactions contemplated by this Agreement.

8. **Conditions Precedent to Buyer's Performance.**

The obligations of Buyer to purchase the Assets under this Agreement are subject to the satisfaction, at or before the Closing, of all the conditions set out below in this Article 8. Buyer may waive any or all of these conditions; provided however, that no such waiver of a condition shall constitute a waiver by Buyer of any of its other rights or remedies, at law or in equity, if Seller shall be in default of any of its or their representations, warranties, or covenants under this Agreement.

8.1 *Accuracy of Representations and Warranties.* All representations and warranties by Seller in this Agreement or in any written statement that shall be delivered to Buyer by Seller under this Agreement shall be true on and as of the Closing Date as though made at that time.

8.2 *Seller's Performance.* Seller shall have performed, satisfied and complied with all covenants, agreements, and conditions required by this Agreement to be performed or complied with by Seller on or before the Closing Date.

8.3 *Consents.* All necessary agreements and consents of any parties to the consummation of the transaction contemplated by this Agreement, or otherwise pertaining to the matters covered by it, shall have been obtained by Seller and delivered to Buyer.

8.4 *Opinion of Seller's Counsel.* Buyer shall have received from Randall & Danskin, P.S., counsel for Seller, opinions dated the Closing Date, in form and substance satisfactory to Buyer and its counsel, as set forth below:

(a) Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all necessary corporate power and authority to own its properties as now owned and operate its business as now operated;

(b) The execution and delivery of this Agreement by Seller have been duly and validly authorized by all necessary corporate action on the part of Seller, its directors and shareholders, and, when executed and delivered by Seller, shall be valid and binding on Seller and enforceable in accordance with its terms under federal law and the laws of the State of Delaware, except as limited by bankruptcy and insolvency laws and by other laws affecting the rights of creditors generally;

(c) After due inquiry, such counsel knows of no suit, action, arbitration or legal, administrative or other proceeding or governmental investigation pending or threatened against or affecting Seller or the Assets; and

(d) An acknowledgement and disclosure that counsel for the Seller has in the past represented and currently represents Kettle, Deeds and Kettle Drilling.

8.5 *Proceedings and Documents.* All corporate and other proceedings in connection with the transactions contemplated at the Closing and all documents incident thereto shall be reasonably satisfactory in form and substance to Buyer and Buyer's counsel, which shall have received all such counterpart original and certified or other copies of such documents as it may reasonably request.

9. **Conditions Precedent to Seller's Performance.**

The obligations of Seller to sell the Assets under this Agreement are subject to the satisfaction, at or before the Closing, of all the conditions set out below in this Article 9. Seller may waive any or all of these conditions, other than the condition specified in Section 9.4; provided however, that no such waiver of a condition shall constitute a waiver by Seller of any of its other rights or remedies, at law or in equity, if Buyer shall be in default of any of its representations, warranties, or covenants under this Agreement.

9.1 *Accuracy of Representations and Warranties.* All representations and warranties by Buyer in this Agreement or in any written statement that shall be delivered to Seller by Buyer under this Agreement shall be true on and as of the Closing Date as though made at that time.

9.2 *Buyer's Performance.* Buyer shall have performed, satisfied and complied with all covenants, agreements, and conditions required by this Agreement to be performed or complied with by Buyer on or before the Closing Date.

9.3 *Consents.* All necessary agreements and consents of any parties to the consummation of the transaction contemplated by this Agreement, or otherwise pertaining to the matters covered by it, shall have been obtained by Buyer and delivered to Seller.

9.4 *Shareholder Approval.* Seller's shareholders shall have approved of the transaction contemplated by this Agreement at a special meeting of Seller's shareholders duly called and held on or prior to the Closing Date.

9.5 *Opinion of Buyer's Counsel.* Seller shall have received from Thomas E. Boccieri, counsel for Buyer, opinions dated the Closing Date, in form and substance satisfactory to Seller and its counsel, as set forth below:

(a) Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Idaho and has all necessary corporate power and authority to own its properties as now owned and operate its business as now operated;

(b) The execution and delivery of this Agreement by Buyer have been duly and validly authorized by all necessary corporate action on the part of Buyer, its directors and shareholders, and, when executed and delivered by Buyer, shall be valid and binding on Buyer and enforceable in accordance with its terms under federal law and the laws of the State of Idaho, except as limited by bankruptcy and insolvency laws and by other laws affecting the rights of creditors generally;

(c) After due inquiry, such counsel knows of no suit, action, arbitration or legal, administrative or other proceeding or governmental investigation pending or threatened against or affecting Buyer; and

(d) Based, in part, on the investment representations of Seller set forth in Section 13.1, the offer and sale of the Shares to Seller is exempt from the registration provisions of Section 5 of the Securities Act of 1933, as amended, pursuant to Section 4(2) thereof.

9.6 *Proceedings and Documents.* All corporate and other proceedings in connection with the transactions contemplated at the Closing and all documents incident thereto shall be reasonably satisfactory in form and substance to Seller and Seller's counsel, which shall have received all such counterpart original and certified or other copies of such documents as it may reasonably request.

10. **The Closing.**

The transfer of the Assets by Seller to Buyer (the "Closing") shall take place at the offices of Randall & Danskin, P.S., 601 West Riverside Avenue, Suite 1500, Spokane, Washington, on a date to be mutually determined by Buyer and Seller that is not more than 30 days from the date Seller's shareholders shall have approved the transaction contemplated by this Agreement, as provided in Section 9.4 (the "Closing Date").

10.1 *Seller's Obligations at the Closing.* At the Closing, Seller shall deliver or cause to be delivered to Buyer executed instruments of assignment and transfer of all of the Assets to be transferred hereunder, in form and substance satisfactory to Buyer's counsel. Simultaneously with the consummation of the transfer, Seller, through its officers, agents, and employees, shall put Buyer into full possession and enjoyment of all the Assets to be conveyed and transferred by this Agreement. Seller, at any time reasonably requested by buyer before or after the Closing Date, shall execute, acknowledge, and deliver any further deeds, assignments, conveyances, and other assurances, documents, and instruments of transfer, and shall take any other action consistent with the terms of this Agreement that may reasonably be requested by Buyer for the purpose of assigning, transferring, granting, conveying, and confirming to Buyer, or reducing to possession, any or all property and assets to be conveyed and transferred by this Agreement. If requested by Buyer, Seller further agrees to prosecute or otherwise enforce in its own name for the benefit of

Buyer any claims, rights, or benefits that are transferred to Buyer by this Agreement and that require prosecution or enforcement in Seller's name. Any prosecution or enforcement of claims, rights, or benefits under this paragraph shall be solely at Buyer's expense, unless the prosecution or enforcement is made necessary by a breach of this Agreement by Seller.

10.2 *Buyer's Obligations at the Closing.* At the Closing, Buyer shall issue and deliver to Seller a certificate representing the Shares and a check, together constituting the Purchase Price, against delivery of the items specified in Section 10.1.

11. **Seller's Obligations after the Closing.**

11.1 *Preservation of Goodwill.* Following the Closing, Seller will restrict its activities so that Buyer's reasonable expectations with respect to the goodwill, business reputation and prospects connected with the Assets will not be materially impaired.

11.2 *Seller's Indemnities.* Seller shall indemnify, defend and hold harmless Buyer against and in respect of any and all claims, demands, losses, costs, expenses, obligations, liabilities, damages, recoveries and deficiencies, including interest, penalties and reasonable attorneys' fees (collectively "Claims"), that Buyer shall incur or suffer, which arise, result from or relate to any breach of or failure by Seller to perform any of the representations, warranties, covenants or agreements in this Agreement or in any schedule, certificate, exhibit or other instrument furnished or to be furnished by or on behalf of Seller under this Agreement. Seller hereby agrees that its indemnity obligations hereunder (a) shall be an immediate, direct and primary obligation of Seller and shall not be contingent upon Buyer's exercise or enforcement of any remedy Buyer may have against such other party; (b) shall not be impaired or in any way affected by any claim, counterclaim or setoff whatsoever, other than that of prior performance, that Seller may have or assert against Buyer; and (c) shall not be affected by any modification or amendment of this Agreement or any compromise, settlement, discharge or indulgence respecting such other party's obligations under this Agreement, any and all of which actions Seller hereby jointly and severally consent to without notice. Seller's indemnity obligations set forth above shall survive the termination of this Agreement.

12. **Costs.**

Each of the parties shall pay all costs and expenses incurred or to be incurred by it or him in negotiating and preparing this Agreement and in closing and carrying out the transactions contemplated by this Agreement.

13. **Issuance of the Shares; Registration in Certain Events.**

13.1 *Investment Representations; Restrictions on Transfer of Shares.* Seller acknowledges and agrees that the Shares will be issued to it pursuant to an exemption or exemptions from the registration provisions of the Securities Act of 1933, as amended (the "Securities Act") and applicable state securities laws, including without limitation the exemption afforded by Section 4(2) of the Securities Act and the exemption afforded by Section 21.20.320(14) of the Revised Code of Washington. To induce the Buyer to sell and issue the Shares, and understanding that the Buyer will rely thereon, Seller represents and warrants as follows:

(a) Seller is acquiring the Shares for investment purposes only, for its own respective accounts and not with a view to any sale or distribution of the Shares or with any intention of disposing of the same or any interest therein.

(b) Seller understand that the Shares must be held indefinitely unless subsequently registered under the Securities Act and registered or qualified or both under applicable state securities laws or unless an exemption from such registration and qualification is applicable to any subsequent transfer. Seller agrees that the Shares will not be sold without registration under the Securities Act or pursuant to an exemption therefrom, and registration or qualification or both under applicable state securities laws or exemption therefrom. Seller understands that the Buyer has no present plans for registration or for qualification of the Shares and that, except as provided in Section 13.2, it has no obligation to register or to qualify the Shares for any future sale thereof.

(c) Seller is aware of the terms and conditions of Rule 144 adopted by the SEC under the Securities Act, relating to the conditions under which "restricted securities" (which term includes the Shares) may be transferred without registration under the Securities Act. Seller understands that Rule 144 may not be available for future transfers occurring before the expiration of one year after the Closing Date because current public information meeting the requirements of Rule 144(c) may not have been disseminated by the Buyer. Seller further understands the Buyer has no obligation to disseminate information so as to make Rule 144 available for future transfers of the Shares, and that, if Seller is now or ever becomes an affiliate of the Buyer, Rule 144 may not be available for future transfers of the Shares at any time, regardless of the length of their holding period of the Shares.

(d) Seller understands that the Shares are subject to restrictions on transfer referred to in the legends to be imprinted on the certificates evidencing the Shares. Such legends will include a legend substantially in the following form:

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER THE SECURITIES ACT OF WASHINGTON, AS AMENDED, AND ARE SUBJECT TO RESTRICTIONS ON TRANSFER UNDER SUCH ACTS. ANY SALE, TRANSFER, PLEDGE OR OTHER DISPOSITION OF SUCH SECURITIES MAY BE MADE ONLY (i) IN A TRANSACTION REGISTERED UNDER SAID ACTS OR (ii) IF AN EXEMPTION FROM REGISTRATION UNDER SAID ACTS IS AVAILABLE AND THE COMPANY HAS RECEIVED AN OPINION OF COUNSEL TO SUCH EFFECT REASONABLY SATISFACTORY TO IT.

(e) Seller has substantial investment experience, has had access to the Buyer's books, records and properties; they are financially capable of undertaking the economic risks inherent in the proposed purchase of the Shares, and has evaluated all information about the Buyer that it deems relevant or material to its investment decision.

(f) Seller agrees that Buyer may note upon its stock transfer records a "stop transfer order" with respect to the Shares in order to enforce the restrictions on transfer hereinabove described. Seller further agrees that Buyer shall not be liable for any refusal to transfer the Shares upon the books of the Buyer, except in compliance with the terms and conditions of such restrictions.

13.2 *Registration of the Shares in Certain Events; Availability of Rule 144.*

(a) If during the one year period commencing with the Closing Date, the transaction contemplated by this Agreement results in the initiation by the SEC of a civil investigation or a civil administrative proceeding against Seller alleging that Seller is a non-exempt investment company as defined in section 3 of the Investment Company Act of 1940, as amended, and if Seller reasonably determines that it cannot remedy such allegation by selling all or a part of the Shares absent their inclusion in an effective registration statement under the Securities Act, then Buyer, at Seller's written request, shall prepare and cause a registration statement under the Securities Act to be filed and declared effective providing for the public offer and sale of the Shares or so many of the Shares that Seller then owns; *provided, however*, that Buyer shall not be obligated to effect any such registration under the following circumstances: (a) if Seller proposes to sell Shares to the public with aggregate proceeds of less than $100,000 or more than $2,000,000; or (b) if the Shares to be sold to the public constitute less than an aggregate of 20 percent of the Shares that are issued to Seller on the Closing Date; or (c) if Buyer has previously effected any such registration.

(b) All of the Registration Expenses (as hereinafter defined) incurred in connection with any registration, qualification or compliance pursuant to this Section 13.2 shall be borne by Buyer. All of the Selling Expenses (as hereinafter defined) relating to securities registered under this Agreement shall be borne by Seller.

(c) In the case of each registration affected by Buyer pursuant to this Section 13.2, Buyer will keep Seller advised in writing as to the initiation of each registration and as to the completion thereof. Buyer will use its best efforts to:

(i) Keep such registration effective for a period of 120 days or until the Seller has completed the distribution described in the registration statement relating thereto, whichever first occurs; *provided, however*, that (a) such 120-day period shall be extended for a period of time equal to the period Seller refrains from selling any securities included in such registration at the request of an underwriter of the Shares; and (b) in the case of any registration of the Shares on Form S-3 that are intended to be offered on a continuous or delayed basis, such 120-day period shall be extended, if necessary, to keep the registration statement effective until all of the Shares covered by such registration on Form S-3 are sold, but in no event longer than nine months from the effective date of the registration statement.

(ii) Prepare and file with the Commission such amendments and supplements to such registration statement and the prospectus used in connection with such registration statement as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement;

(iii) Furnish such number of prospectuses and other documents incident thereto, including any amendment of or supplement to the prospectus, as Seller from time to time may reasonably request;

(iv) Cause all such Shares registered pursuant to this Section 13.2 to be listed on each securities exchange on which similar securities issued by Buyer are then listed;

(v) Provide a transfer agent and registrar for all of the Shares registered pursuant to such registration statement and a CUSIP number for all such Shares, in each case not later than the effective date of such registration;

(d) Buyer will indemnify Seller and its officers, directors and each person who controls Seller with the meaning of Section 15 of the Securities Act, its legal counsel and accountants, and each underwriter, if any, and each person who controls any underwriter within the meaning of Section 15 of the Securities Act, against all expenses, claims, losses,

damages, and liabilities (or actions, proceedings, or settlements in respect thereof) arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in any prospectus, offering circular, or other document (including any related registration statement, notification, or the like) incident to any such registration, qualification, or compliance, or based on any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, or any violation by Buyer of the Securities Act or any rule or regulation thereunder applicable to Buyer and relating to action or inaction required of Buyer in connection with any such registration, qualification, or compliance, and will reimburse Seller, each of its officers, directors, legal counsel, accountants and each person controlling Seller, each such underwriter, and each person who controls any such underwriter, for any legal and any other expenses reasonably incurred in connection with investigating and defending or settling any such claim, loss, damage, liability, or action; *provided, however,* that Buyer will not be liable in any such case to the extent that any such claim, loss, damage, liability, or expense arises out of or is based on any untrue statement or omission based upon written information furnished to Buyer by Seller or underwriter and stated to be for use therein. It is agreed that the indemnity agreement contained in this subsection 13.2(d) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability, or action if such settlement is effected without the prior written consent of Buyer (which consent shall not be unreasonably withheld).

(e) Seller will indemnify Buyer and its officers, directors and each person who controls Seller with the meaning of Section 15 of the Securities Act, its legal counsel and accountants, and each underwriter, if any, and each person who controls any underwriter within the meaning of Section 15 of the Securities Act, against all claims, losses, damages and liabilities (or actions in respect thereof) arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in any such registration statement, prospectus, offering circular, or other document, or any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse Buyer, each such underwriter, and each person who controls any such underwriter for any legal or any other expenses reasonably incurred in connection with investigating or defending any such claim, loss, damage, liability, or action, in each case to the extent, but only to the extent, that such untrue statement (or alleged untrue statement) or omission (or alleged omission) is made in such registration statement, prospectus, offering circular, or other document in reliance upon and in conformity with written information furnished to Buyer by Seller and stated to be for use therein; *provided, however,* that the obligations of Seller hereunder shall not apply to amounts paid in settlement of any such claims, losses, damages, or liabilities (or actions in respect thereof) if such settlement is effected without the prior written consent of Seller (which consent shall not be unreasonably withheld).

(f) Each party entitled to indemnification under this Section 13.2 (the "Indemnified Party") shall give notice to the party required to provide indemnification (the "Indemnifying Party") promptly after such Indemnified Party has actual knowledge of any claim as to which indemnity may be sought, and shall permit the Indemnifying Party to assume the defense of such claim or any litigation resulting therefrom, provided that counsel for the Indemnifying Party, who shall conduct the defense of such claim or any litigation resulting therefrom, shall be approved by the Indemnified Party (whose approval shall not be unreasonably withheld), and the Indemnified Party may participate in such defense at the Indemnified Party's expense, and provided further that the failure of any Indemnified Party to give notice as provided herein shall not relieve the Indemnifying Party of its obligations to the extent such failure is not prejudicial. No Indemnifying Party, in the defense of any such claim or litigation, shall, except with the consent of each Indemnified Party, consent to entry of any judgment or enter into any settlement that does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability in respect to such claim or litigation. Each Indemnified Party shall furnish such information regarding itself or the claim in question as an Indemnifying Party may reasonably request in writing and as shall be reasonably required in connection with defense of such claim and litigation resulting therefrom.

(g) If the indemnification provided for in this Section 13.2 is held by a court of competent jurisdiction to be unavailable to an Indemnified Party with respect to any loss, liability, claim, damage, or expense referred to therein, then the Indemnifying Party, in lieu of indemnifying such Indemnified Party hereunder, shall contribute to the amount paid or payable by such Indemnified Party as a result of such loss, liability, claim, damage, or expense in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party on the one hand and of the Indemnified Party on the other in connection with the statements or omissions that resulted in such loss, liability, claim, damage, or expense as well as any other relevant equitable considerations. The relative fault of the Indemnifying Party and of the Indemnified Party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the Indemnifying Party or by the Indemnified Party and the parties' relative intent, knowledge, access to information, and opportunity to correct or prevent such statement or omission.

(h) Notwithstanding the foregoing, to the extent that the provisions on indemnification and contribution contained in the underwriting agreement entered into in connection with the underwritten public offering are in conflict with the foregoing provisions, the provisions in the underwriting agreement shall control.

(i) As used herein, the term "Registration Expenses" means all expenses incurred in effecting any registration pursuant to this Section 13.2, including, without limitation, all registration, qualification, and filing fees, printing expenses, escrow fees,

fees and disbursements of counsel for Buyer and counsel for Seller, blue sky fees and expenses, and expenses of any special audits incident to or required by any such registration, but shall not include Selling Expenses. As used herein, the term "Selling Expenses" means all underwriting discounts, selling commissions and stock transfer taxes applicable to the sale of the Shares, and the fees and disbursements of counsel for Seller (other than the fees and disbursements of counsel included in Registration Expenses).

(j) Buyer covenants and agrees that it will use all reasonable efforts to (i) make and keep public information regarding Buyer available as those terms are understand and defined in Rule 144 under the Securities Act and (ii) file with the SEC in a timely manner all reports and documents required of Buyer under the Securities Exchange Act of 1934, as amended, all with a view toward making available to Seller the benefits of certain rules and regulations of the SEC that may permit the sale of the Shares to the public without registration. Buyer further covenants and agrees that, if Seller is precluded from availing itself of such rules and regulations at any time during the one year period commencing on the first anniversary of the Closing Date and such preclusion is attributable to Buyer's breach of the covenants and agreements set forth in (i) or (ii) of this subsection 13.2(j), Buyer shall have forty-five (45) days to cure such breach (such period commencing with the date Buyer receives written notice of the breach from Seller), failing which Buyer shall pay Seller liquidated damages of $50,000.

14. **Miscellaneous Provisions.**

14.1 *Entire Agreement*. This Agreement and the exhibits referred to herein constitute the entire agreement among the parties and no party shall be liable or bound to any other party in any manner by any warranties, representations, or covenants except as specifically set forth herein or therein.

14.2 *Survival of Warranties*. The representations and warranties of Buyer and Seller contained in or made pursuant to this Agreement shall survive the execution and delivery of this Agreement and the Closing.

14.3 *Successors and Assigns*. Except as otherwise provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

14.4 *Governing Law*. This Agreement shall be governed by and construed under the laws of the State of Idaho without regard to its provisions regarding conflicts of laws.

14.5 *Arbitration.* Any dispute regarding the interpretation of this Agreement or the performance by any party hereto of their respective obligations shall be submitted to and determined by the decision of a board of arbitration consisting of three members ("Board of Arbitration") selected as hereinafter provided. Buyer shall select an arbitrator and the Seller shall select an arbitrator, each of whom shall be a member of the Board of Arbitration who is independent of the parties. A third Board of Arbitration member, independent of the parties, shall be selected by mutual agreement of the other two Board of Arbitration members. If the other two Board of Arbitration members fail to reach agreement on such third member within 20 days after their selection, such third member shall thereafter be selected by the American Arbitration Association upon application made to it for such purpose by any party to the arbitration. The Board of Arbitration shall meet in Spokane, Washington, and shall reach and render a decision in writing (which shall state the reasons for its decisions in writing and shall make such decisions entirely on the basis of the substantive law governing the Agreement and which shall be concurred in by a majority of the members of the Board of Arbitration) with respect to the items in dispute. In connection with rendering its decisions, the Board of Arbitration shall adopt and follow the Commercial Rules of Arbitration of the American Arbitration Association. To the extent practical, decisions of the Board of Arbitration shall be rendered no more than 30 calendar days following commencement of proceedings with respect thereto. The Board of Arbitration shall cause its written decision to be delivered to Buyer and Seller. Any decision made by the Board of Arbitration (either prior to or after the expiration of such 30 calendar day period) shall be final, binding and conclusive on the parties to this Agreement and each party to the arbitration shall be entitled to enforce such decision to the fullest extent permitted by law and entered in any court of competent jurisdiction. The fees and expenses of the Board of Arbitration and the reasonable fees and expenses of legal counsel and consultants of the parties shall be allocated among the parties in the same proportion that the aggregate amount of the disputed items so submitted to the Board of Arbitration that is unsuccessfully submitted by each of them (as finally determined by the Board of Arbitration) bears to the total amount of items so submitted.

14.6 *Counterparts.* This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

14.7 *Titles and Subtitles.* The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

14.8 *Notices.* Any notices or other communications required or permitted hereunder shall be sufficiently given if sent by registered or certified mail, postage prepaid, by hand or by a reputable nationwide overnight express service, addressed, as follows:

If to Buyer:

Timberline Resources Corporation
1100 East Lakeshore Drive, #301`
Coeur d'Alene, Idaho 83814
Attention: John Swallow
Telefacsmile: (208) 664-4860

with a copy to:

Thomas E. Boccieri
561 Schaefer Avenue
Oradell, New Jersey 07649-2517
Telefacsimle: (201) 265-6069

If to Seller:

Butte Highlands Mining Company
P.O. Box 99
Liberty Lake, Washington 99019
Attention: Paul Hatfield
Telefacsimile: (509) 244-2155

with a copy to:

Randall & Danskin, P.S.
1500 Bank of America Financial Center
601 West Riverside Avenue, Suite 1500
Spokane, Washington 99201-0653
Attention: Douglas Siddoway
Telefacsimile: (509) 624-2258

14.9 *Severability*. If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

BUYER:

Timberline Resources Corporation,
an Idaho corporation

By: ______________________________
John Swallow, its Chief Executive Officer

SELLER:

Butte Highlands Mining Company,
a Delaware corporation

By: ______________________________
Paul Hatfield, its President

BUTTE HIGHLANDS MINING COMPANY
P. O. BOX 99
LIBERTY LAKE, WASHINGTON 99019

Silver Bow County
Mining Claims Owned by Butte Highlands Mining Company
May 1, 2007

Unpatented Claims List

Name	MT MMC SERIAL #	Section	Township	Range	Roll	Card
B.H.C. #1	12114	31	1N	7W	265	299
B.H.C. #2	12115	31	1N	7W	265	300
B.H.C. #3	12116	31	1N	7W	265	301
B.H.C. #4	12117	31	1N	7W	265	302
B.H.C. #5	12118	31	1N	7W	265	303
B.H.C. #6	12119	31	1N	7W	265	304
B.H.C. #8	12121	31	1N	7W	265	306

Patented Claim List

Name	Mineral Survey #	Rights	Sec Tn Rng
Only Chance	#11	Surface/Minerals	32 1N 7W
J. B. Thompson	#387	Surface/Minerals	31 1N 7W
Purchance	#10719	Surface/Mineral	32 1N 7W
Main Ripple	#10742	Surface/Mineral	31 1N 7W
Red Mountain	#10719	Surface/Mineral	32 1N 7W
Murphy	#4025	Surface/Mineral	31 1N 7W
Island	#10713	Mineral Only	32 1N 7W
Main Chance	#10719	Mineral Only	32 1N 7W

Buyer expressly assumes all of the following debts, claims, liabilities and obligations pertaining to the Tangible Assets that arise or are asserted from and after the Closing Date, including but not limited to:

(a) debts, claims, liabilities or obligations arising or pertaining to any future required assessment work of the mining claims identified in Exhibit A-1; and

(b) debts, claims, liabilities or obligations arising or pertaining to Buyer's exploration or development of the mining claims identified in Exhibit A-1.

In addition, Buyer expressly assumes all of the following debts, claims, liabilities and obligations pertaining to the Tangible Assets, whether they arise or asserted before or after the Closing Date:

(a) debts, claims, liabilities or obligations arising or pertaining to any violation or alleged violation of any Environmental Laws; and

(b) debts, claims, liabilities or obligations arising or pertaining to any Environmental Permit.

The purchase price shall be allocated among the Assets as follows:

Asset	*Amount*	*Percentage*
mining claims	$600,000	96.62%
water rights	20,000	3.22%
books and records	1,000	0.16%

Exhibit B-1 to Asset Purchase Agreement
(Seller's Schedule of Exceptions)

Section 5.6 – Seller has been advised that it may be liable under Environmental Laws for historical mining activities conducted on the mining claims comprising a portion of the Assets. Such liabilities have been expressly assumed by Buyer pursuant to this Agreement.

Exhibit B-2 to Asset Purchase Agreement
(Buyer's Schedule of Exceptions)

The exception section numbers listed below correspond to the section numbers contained in the Asset Purchase Agreement dated as of May 17, 2007 between Timberline Resources Corporation ("Buyer") and Butte Highlands Company ("Seller"). For more complete detail regarding the below listed exceptions, reference is made to the Buyer's periodic reports and other filings made with the Securities and Exchange Commission ("SEC Filings") including financial statements contained therein.

BUYER'S EXCEPTIONS:

6.6	Subsidiaries.	Kettle's Subsidiary, World Wide Exploration S. A. de C. V.
6.7	Contracts and Other Commitments	Buyer has numerous exceptions to this category. See SEC Filings.
6.10	Title to Property and Assets.	Same as 6.7, above
6.11	Material Liabilities.	Same as 6.7, above
6.15	Employee Benefit Plans.	Amended 2005 Equity Incentive Plan
6.19	Transactions with Affiliates.	Kettle and Swallow Loans

EXHIBIT 99.1 May 22, 2007 Press Release

Timberline Enters Agreement to Purchase Butte Highlands Gold Project

COEUR D'ALENE, Idaho, May 22, 2007 (PrimeNewswire via COMTEX) – Timberline Resources Corporation ("Timberline") (OTCBB: TBLC) today announced that it has signed an agreement to purchase the Butte Highlands Gold Project from Butte Highlands Mining Company ("BHMC"). The advanced-stage project is located 15 miles south of Butte in southwestern Montana within a favorable geologic domain that hosts several multi-million-ounce gold deposits.

Surface and underground drilling by prior operators including Placer Dome, Battle Mountain, ASARCO, and Orvana Minerals have demonstrated the presence of a wide and continuous mineralized zone at Butte Highlands. Best intercepts include 49.8 feet of 0.651 ounces per ton (oz/t) gold and 11.5 feet of 1.996 oz/t gold from surface drilling, and 31.0 feet of 1.060 oz/t gold from underground drilling. Prior operators credited the project with an historic resource (pre-dating NI 43-101 standards) of 3 to 4 million tons of mineralized material grading 0.30 to 0.35 oz/t gold, with the potential for significant expansion.

Timberline V-P of Exploration Paul Dircksen stated, "We are pleased to acquire Butte Highlands. Based on available data, we believe that there is excellent potential to increase historic mineralization estimates both along strike and down-dip. Following initial data compilation and review, we intend to verify and expand these estimates while assessing possible opportunities for near-term production."

The agreement is subject to Timberline due diligence and BHMC shareholder approval. It calls for Timberline to pay BHMC $405,000 cash and 108,000 shares of Timberline in exchange for the Butte Highlands property.

Timberline Resources Corporation is a unique, growth-oriented company that combines positive cash flow from its ownership of Kettle Drilling, Inc. with "blue sky" upside from its mineral exploration division. Timberline common stock is quoted on the OTC Bulletin Board under the symbol "TBLC."

Statements contained herein that are not based upon current or historical fact are forward-looking in nature. Such forward-looking statements reflect the Company's expectations about its future operating results, performance and opportunities that involve substantial risks and uncertainties. When used herein, the words "anticipate," "believe," "estimate," "plan," "intend" and "expect" and similar expressions, as they relate to Timberline Resources Corporation, or its management, are intended to identify such forward-looking statements. These forward-

looking statements are based on information currently available to the Company and are subject to a number of risks, uncertainties, and other factors that could cause the Company's actual results, performance, prospects, and opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, such factors, including risk factors, discussed in the Company's Annual Report on Form 10-KSB, as amended, for the year ended September 30, 2006. Except as required by the Federal Securities law, the Company does not undertake any obligation to release publicly any revisions to any forward-looking statements to reflect.

This news release was distributed by PrimeNewswire, www.primenewswire.com

SOURCE: Timberline Resources Corporation

By Staff

CONTACT: Timberline Resources Corporation
John Swallow, Chairman & CEO
(208) 664-4859
www.timberline-resources.com